Exhibit 99.1
Results for Announcement to the Market
James Hardie Industries plc
ARBN 097 829 895

Three Months Ended 30 June 2018
Key Information	Three Months Ended 30 June
	FY 2019 US$M	FY 2018 US$M	Movement
Net Sales From Ordinary Activities	651.0	507.7	Up	28%
Profit From Ordinary Activities After Tax Attributable to Shareholders	90.6	57.4	Up	58%
Net Profit Attributable to Shareholders	90.6	57.4	Up	58%
Net Tangible (Liabilities) Assets per Ordinary Share	US$1.09	US$(0.64)	Up	102%

Dividend Information

•	A FY2018 second half ordinary dividend (“FY2018 second half dividend”) of US30.0 cents per security was paid to CUFS holders on 3 August 2018.

•
The record date to determine entitlements to the FY2018 second half dividend was 7 June 2018 (on the basis of proper instruments of transfer received by the Company’s registrar, Computershare Investor Services Pty Ltd, Level 4, 60 Carrington Street, Sydney NSW 2000, Australia, by 5:00pm if securities are not CHESS approved, or security holding balances established by 5:00pm or such later time permitted by ASTC Operating Rules if securities are CHESS approved).

•	The FY2018 second half dividend was, and future dividends will be unfranked for Australian taxation purposes.

•
The company was required to deduct Irish DWT (currently 20% of the gross dividend amount) from this dividend and will be required to for future dividends, unless the beneficial owner has completed and returned a non-resident declaration form (DWT Form).

•	The Australian currency equivalent amount of the FY2018 second half dividend paid to CUFS holders was 39.18 Australian cents per CUFS.

•	No dividend reinvestment plan is currently in operation for dividends previously announced and paid by the Company.

Movements in Controlled Entities during the three months ended 30 June 2018

The following entities were created or acquired:
XI (DL) Holdings GmbH (3 April 2018), Fermacell GmbH (3 April 2018), SNC Parc 3 (3 April 2018), Fermacell B.V (3 April 2018), Fermacell Spain S.L.U. (3 April 2018), Fermacell Schraplau GmbH (3 April 2018), FELS Recycling GmbH (3 April 2018), Fermacell SAS (3 April 2018)

Review

The results and information included within this report have been prepared using US GAAP and have been subject to an independent review by external auditors.

Results for the 1st Quarter and Year Ended 30 June 2018

Contents

1.	Media Release
2.	Management's Analysis of Results
3.	Management Presentation
4.	Consolidated Financial Statements

James Hardie Industries plc is incorporated under the laws of Ireland with its corporate seat in Dublin, Ireland. The liability of members is limited. The information contained in the above documents should be read in conjunction with the James Hardie 2018 Annual Report which can be found on the company website at www.jameshardie.com.